Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian ANDERSON
Date of last notice	4 March 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The registered holder is Goldman Sachs & Co.
Date of change	8 March 2016
No. of securities held prior to change

●     Indirect interest in 9,360[1] ADRs, equivalent to a holding of 9,360 ordinary shares/CUFS. The registered holder is Goldman Sachs & Co., and they are held on account for the following beneficial owners:

¡     8,970 ADRs for Brian P. Anderson & Hope H. Anderson.

¡      390 ADRs for Brian P. Anderson; and

●     7,635 ordinary shares/CUFS registered in the name of the Director.

1 Reflects previously announced change to the depositary ratio under James Hardie’s ADR program. Effective 18 September 2015, the ratio of ADRs under James Hardie’s ADR program changed from a 5-to-1 CUFS-to-ADR ratio to a 1-to-1 ratio.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to one ordinary shares/CUFS.
Number acquired	1,925 ADRS, equivalent to a holding of 1,925 ordinary shares/CUFS.
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$25,127.41
No. of securities held after change

Current relevant interest is:

●     Indirect interest in 11,285 ADRs, equivalent to a holding of 11,285 ordinary shares/CUFS. The registered holder is Goldman Sachs & Co., and they are held on account for the following beneficial owners:

¡      10,895 ADRs for Brian P. Anderson & Hope H. Anderson.

¡     390 ADRs for Brian P. Anderson; and

●     7,635 ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3B Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3